SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

02 June 2023
LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, dated 02 June 2023 re: Director/PDMR Shareholding

2 June 2023

LLOYDS BANKING GROUP PLC ("GROUP") - NOTIFICATION OF TRANSACTION BY PERSON DISCHARGING MANAGERIAL RESPONSIBILITIES ("PDMR") AND PERSON CLOSELY ASSOCIATED IN ORDINARY SHARES OF THE GROUP OF 10 PENCE EACH ("SHARES")

Catherine Woods, a PDMR, and her husband, James Woods, acquired in a joint account 3,580 Shares on 31 May 2023 at a price of 48.0695 pence per Share through the reinvestment of the final dividend in respect of the year ended 31 December 2022 paid by the Group on 23 May 2023.

ENQUIRIES:
Investor Relations
Douglas Radcliffe
Group Investor Relations Director
Email: douglas.radcliffe@lloydsbanking.com

Group Corporate Affairs
Matt Smith
Head of Media Relations
Email: matt.smith@lloydsbanking.com

+44 (0) 20 7356 1571 +44 (0) 20 7356 3522

The following notification, made pursuant to Article 19(3) of the Market Abuse Regulation, provides further details of the above transaction.

NOTIFICATION AND PUBLIC DISCLOSURE OF TRANSACTIONS BY PERSON DISCHARGING MANAGERIAL RESPONSIBILITIES AND PERSON CLOSELY ASSOCIATED

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Catherine and James Woods
2	Reason for the notification
a)	Position/status	Catherine Woods - Non-Executive Director James Woods - Person Closely Associated with Catherine Woods
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares (through the reinvestment of the final dividend for 2022) in a joint account in the names of Catherine Woods and James Woods.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP00.480695	3,580
d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	2023-05-31
f)	Place of the transaction	London Stock Exchange (XLON)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 02 June 2023